CONTROLADORA COMERCIAL MEXICANA ("CCM") ANNOUNCES RESULTS FOR THE FIRST QUARTER 2003.

(Mexico City, April 29, 2003) Controladora Comercial Mexicana (BMV: "Comerci"; NYSE: "MCM") announces on this date its First Quarter 2003 results.

This report shows the status of the Company in terms of operation, cash flow generation and capital investment, as well as the financial statements for the period ended March 31, 2003.

During the first quarter the Company decreased 1.4% in same store sales compared to same period in 2003. This was mainly due to the Holy Week's comparative negative impact affecting March's results.

Capital investments during this quarter amounted $473.9 million. At the end of the first quarter the Company had 175 stores (including former five Auchan stores) in the five different formats and 55 Restaurantes California. It is worth mentioning that sales of those five stores started to consolidate since March 1st and three units changed their names to Megas on April 25th.

Regarding the income statement, net sales increased 1.0% from $7,614.1 million during the first quarter 2002 compared to $7,688.2 million for the same period in 2003.

Gross profit increased 1.0%, from $1,550.7 million in 2002 to $1,566.3 million in 2003, maintaining gross margins in 20.4% for both years. This result includes the effect of the D.F. Federal Government's food vouchers redeemed during this quarter.

Operating expenses decreased 2.8% from $1,329.1 million during 2002 to $1,291.6 million for the same period in 2003, representing 66 basis points decrease of net sales percentage from 17.5% in 2002 to 16.8% with respect to 2003. Actually we had savings in almost all concepts except electricity that increased 12.9% as percentage of sales compared to same period of 2002.

As a result, the operating profit increased 24.0% from $221.6 million for the first quarter 2002 to $274.8 million for the same period in 2003, representing 2.9% and 3.6% of net sales for 2002 and 2003 respectively.

EBITDA during the first individual quarter increased 9.8% from $401.6 million during 2002 to $441.0 million for the same period of 2003 representing margins of 5.3% and 5.7% respectively.

With respect to integral cost of financing it is worth mentioning the following:

Net of interest expense and gained increased 2.9% from one quarter to another.

Foreign exchange results had a substantial change from $0.2 million gain in 2002 to a loss of $49.8 million in 2003 mainly due to the peso devaluation from $10.39 pesos/dollar in December to $10.75 at the closing of the individual quarter.

Monetary position results decreased 5.3% from $72.6 million during 2002 to $68.7 in 2003.

In consequence, integral result of financing decreased 184.8% during the first individual quarter from $29.8 million profit in 2002 to $25.3 million loss in 2003.

Other financial operations registered an important change from $8.5 million expense in 2002 to $69.7 million profit in 2003 due basically to the recognition of the goodwill generated from Auchan's acquisition.

Cumulative net effect from deferred and non-deferred tax increased from $20.2 million for the first quarter of 2002 to $42.8 million for the same period of 2003.

Due to above-mentioned net profit increased 24.4% from $220.1 million in 2002 to $273.8 million in 2003. Net profit expressed as percentage of net sales was 2.9% in 2002 and 3.6% in 2003.

Regarding the Balance Sheet structure, following comments on the most representative variations of the quarter:

Accounts receivable increased 179.2% from one year to another, variation due to the VAT receivable increase.

Working capital improved during this period compared to same quarter of 2002, from 2.2 days difference in 2002 to 9.5 days in 2003 between suppliers and inventory turnovers.

Stockholder's equity increased 5.4% from $11,511.6 million in 2002 to $12,134.6 million in 2003.

The first quarter starts showing positive results as a result of all those changes internally performed. However, the economic environment is still indicating weak signs but we will continue searching more internal efficiencies in our commercial strategy and in the company's corporate structure. Our low prices campaign is being reinforced since April "En su cuenta se va a dar cuenta" (You will see it in your bill!). The construction of the new Distribution Center and this year's investment program are running accordingly to the original schedule. The first will be concluded in May and it is intended to initiate operations next August.

Yours truly,

Francisco Martinez de la Vega
Chief Financial Officer

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
GEOGRAPHIC DISTRIBUTION AS OF MARCH 31, 2003
ZONE	C.M.	BOD. C.M.	MEGA	SUMESA	COSTCO	TOTAL STORES	Rest. CALIF.	SQ.FT.	AREA %

Metropolitan Zone
	19	25	18	15	5	82	30	5,377,655	41.8%

Center
Aguascalientes	1	2			1	4		305,630
Celaya	1		1		1	3	1	257,634
Cuautla	1					1	1	87,188
Cuernavaca	3		1	2		6	2	354,638
Guadalajara	3	1	1		1	6		453,160
Guanajuato	1					1		42,668
Irapuato	1					1	1	99,889
Leon	2		1		1	4	1	344,219
Manzanillo	1					1		43,228
Michoacan, Zam.	1					1		44,595
Morelia	3				1	4	2	290,851
Pachuca	1		1			2		142,030
Pto.Vallarta	1		1			2	1	122,020
Puebla	2	1	3		1	7	3	766,034
Queretaro	3	1	1		1	6	2	540,929
Salamanca	1					1		82,979
San Luis Potosi	2	1	1		1	5	1	448,327
Toluca	1	1				2	2	177,852
Uruapan	1					1		43,045
Total	30	7	11	2	8	58	17	4,646,916	36.2%

Northwest
Culiacan	1					1		100,158
Mazatlan			1			1		92,957
Mexicali	1				1	2		170,715
Tijuana	7				1	8	2	647,685
Hermosillo					1	1		101,310
Total	9	0	1	0	3	13	2	1,112,826	8.7%

Northeast
Tampico	2		1			3		205,354
Monterrey					1	1		131,320
Total	2	0	1	0	1	4	0	336,673	2.6%

Southeast
Cancun	3				1	4	2	302,659
Jalapa			1		1	2	1	207,689
Veracruz	1	1				2		131,664
Merida	1				1	2	1	184,396
Total	5	1	1	0	3	10	4	826,409	6.4%

Southwest
Acapulco	4	1			1	6	2	405,465
Chilpancingo	1					1		71,935
Zihuatanejo	1					1		76,521
Total	6	1	0	0	1	8	2	553,921	4.3%

TOTALS
TOTAL UNITS	71	34	32	17	21	175	55
TOTAL AREA	4,796,986	1,969,621	3,631,255	162,815	2,293,712		12,293*	12,854,404	100.0%
% TOTAL AREA	37.3%	15.3%	28.2%	1.3%	17.8%			100.0%
M2	445,655	182,984	337,355	15,126	213,093			1,194,214
*Seats

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
Balance Sheet
	2003-I	%	2002-I	%	Var.
Total Assets	21,799,412	100.0%	21,375,418	100.0%	2.0%
Current Assets	5,312,343	24.4%	5,231,288	24.5%	1.5%
Temporary investments	656,212	3.0%	1,050,674	4.9%	(37.5%)
Trade acount receivable, net	135,187	0.6%	150,007	0.7%	(9.9%)
Other accounts and notes receivable	1,049,900	4.8%	361,509	1.7%	190.4%
Inventories	3,419,274	15.7%	3,572,149	16.7%	(4.3%)
Prepaid and other assets	51,770	0.2%	96,949	0.5%	(46.6%)
Long Term	168,242	0.8%	0	0.0%	100.0%
Accounts and documents receivable,net	0	0.0%	0	0.0%	0.0%
Investment in shares of subsidiaries and non-consolidated associated	0	0.0%	0	0.0%	0.0%
Other investments	168,242	0.8%	0	0.0%	100.0%
Property Plan and Equipment	15,802,528	72.5%	15,738,701	73.6%	0.4%
Property	16,466,886	75.5%	15,724,016	73.6%	4.7%
Machinery and Industrial equipment, net	0	0.0%	0	0.0%	0.0%
Other equipment	4,366,957	20.0%	4,532,752	21.2%	(3.7%)
Accumulated depreciation	5,259,884	24.1%	4,704,765	22.0%	11.8%
Construction in progress	228,569	1.0%	186,698	0.9%	22.4%
Deferred Assets, net	3,669	0.0%	2,134	0.0%	71.9%
Other Assets	512,630	2.4%	403,295	1.9%	27.1%
TOTAL LIABILITIES	9,573,358	100.0%	9,780,986	100.0%	(2.1%)
Current Liabilities	5,240,103	54.7%	5,074,959	51.9%	3.3%
Suppliers	3,937,939	41.1%	3,711,826	37.9%	6.1%
Bank Loans	356,010	3.7%	485,406	5.0%	(26.7%)
Stock Market Loans	0	0.0%	0	0.0%	0.0%
Taxes to be paid	40,692	0.4%	103,390	1.1%	(60.6%)
Other	905,462	9.5%	774,337	7.9%	16.9%
Long Term Liabilities	1,785,570	18.7%	1,851,459	18.9%	(3.6%)
Bank Loans	322,800	3.4%	290,298	3.0%	11.2%
Stock Market Loans	1,462,770	15.3%	1,561,161	16.0%	(6.3%)
Other Loans	0	0.0%	0	0.0%	0.0%
Deffered Loans	2,435,578	25.4%	2,726,917	27.9%	(10.7%)
Other Liabilitites	112,107	1.2%	127,651	1.3%	(12.2%)
Consolidated Stock Holders' Equity	12,226,054	100.0%	11,594,432	100.0%	5.4%
Minority Interest	91,480	0.7%	82,839	0.7%	10.4%
Majority Interest	12,134,574	99.3%	11,511,593	99.3%	5.4%
Contribuited Capital	7,994,376	65.4%	7,992,005	68.9%	0.0%
Paid-in Capital Stock (nominal)	1,737,600	14.2%	1,737,600	15.0%	0.0%
Restatement of Paid in Capital Stock	5,317,958	43.5%	5,317,958	45.9%	0.0%
Premiun on Sales of Shares	938,818	7.7%	936,447	8.1%	0.3%
Contributions for Future Capital Increase	0	0.0%	0	0.0%	0.0%
Capital Increase (Decrease)	4,140,198	33.9%	3,519,588	30.4%	17.6%
Retained Earnings and Capital Reserve	6,298,730	51.5%	6,165,097	53.2%	2.2%
Repurchase Fund of Shares	1,022,957	8.4%	516,779	4.5%	97.9%
Excess in restatment of Stock	(3,455,266)	(28.3%)	(3,382,365)	(29.2%)	2.2%
Net income	273,777	2.2%	220,077	1.9%	24.4%
Figures in thousands pesos as of March 31, 2003

CONTROLADORA COMERCIAL MEXICANA
INCOME STATEMENTS
	2003-I	%	2002-I	%	var.
Net Sales	7,688,183	100.0%	7,614,103	100.0%	1.0%
Cost of Sales	6,121,839	79.6%	6,063,414	79.6%	1.0%
Gross Income	1,566,344	20.4%	1,550,689	20.4%	1.0%
Operating Expenses	1,291,586	16.8%	1,329,099	17.5%	(2.8%)
Operating Income	274,758	3.6%	221,590	2.9%	24.0%
Integral Results of Financing	25,306	0.3%	(29,845)	(0.4%)	(184.8%)
Interest Expense	60,536	0.8%	53,569	0.7%	13.0%
Foreign Exchange (Gain) Loss	49,813	0.6%	(214)	(0.0%)	(23377.1%)
Interest Income	(16,342)	(0.2%)	(10,622)	(0.1%)	53.9%
Gain from Monetary Position	(68,701)	(0.9%)	(72,578)	(1.0%)	(5.3%)
Other Financial Operations	(69,727)	(0.9%)	8,542	0.1%	(916.3%)
Earnings Before Tax & Profit Sharing	319,179	4.2%	242,893	3.2%	31.4%
Tax Provision	34,142	0.4%	19,224	0.3%	77.6%
Deferred Taxes	8,631	0.1%	936	0.0%	822.1%
Minority Interest	2,629	0.0%	2,656	0.0%	(1.0%)
Net Earnings	273,777	3.6%	220,077	2.9%	24.4%
Depreciation & Amortization	166,290	2.2%	180,039	2.4%	(7.6%)
Ebitda	441,047	5.7%	401,629	5.3%	9.8%
Figures in thousands pesos as of March 31, 2003

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
Consolidated Statement of Changes in Financial Position
	2003-I	2002-I	Var.
Consolidated Net Income	276,406	222,733	24.1%
+ (-) Items Added to Income Which do not Require Use of Cash	175,145	185,882	(5.8%)
Cash flow form Net Income of the Year	451,551	408,615	10.5%
Cash Flow from Change in Working Capital	(357,710)	(902,739)	(60.4%)
Cash Generated (Used) in Operating Activities	93,841	(494,124)	(119.0%)
Cash Flow form External Financing	207,312	453,357	(54.3%)
Cash Flow from Internal Financing	2,818	(8,835)	(131.9%)
Cash Flow Generated(Used)by Financing Activities	210,130	444,522	(52.7%)
Cash Flow Generated (Used)in Investment Activities	(517,979)	(168,986)	206.5%
Net Increase(Decrease)in Cash and Shorts-Term Investments	(214,008)	(218,588)	(2.1%)
Cash and Short Term Investment at the Beginning of Period	870,220	1,269,262	(31.4%)
Cash and Short Term Investment at the End of Period	656,212	1,050,674	(37.5%)

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
OTHER DATA
	2003-I	2002-I	var.
Working Capital	72,240	156,329	(53.8%)
Pension Fund and Seniority Premiums	28,207	30,942	(8.8%)
Executives*	334	405	(17.5%)
Employers*	31,684	30,377	4.3%
Workers*	379	467	(18.8%)
Circulation Shares*	1,083,524,271	1,084,066,371	(0.1%)
Repurchased Shares*	2,475,729	1,933,629	28.0%
* Numbers in units